April 25, 2008

VIA EDGAR CORRESPONDENCE

James E. O’Connor

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0506

Re:	Dodge & Cox Funds
(File Nos. 2-11522; 811-173)

Dear Mr. O’Connor:

In connection with this response being made on behalf of Dodge & Cox Funds (the “Funds,” with each series being referred to as a “Fund”) to oral comments you provided on April 4, 2008 and April 21, 2008 with respect to the Funds’ post-effective amendment No. 76 (the “Registration Statement”), the Funds hereby acknowledge that:

•	each Fund is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Registration Statement; and

•	no Fund may assert SEC Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

Your comments and our responses thereto are set forth below.

1. COMMENT: In connection with the Dodge & Cox Global Stock Fund and the Dodge & Cox International Stock Fund, you indicated that the terms “global” and “international” imply that a certain percentage of securities in those Funds should be at risk to the movements of a foreign economy. To that end you suggested that we include a definition of “non-U.S. company” intended to ensure that each such company has significant exposure to a foreign economy. You provided the following example: “a company that is located or organized outside the U.S. and doing a substantial amount of business outside the U.S. A company that derives at least 50% of its revenue from business outside the U.S. or has at least 50% of its assets outside the U.S. would be considered to have a substantial amount of business outside the U.S.”

RESPONSE: After careful consideration of your suggested changes and a review of prospectuses of several large unaffiliated funds that include the term “global” or “international” in their names, we have decided not to add a definition of non-U.S. company. First and foremost, it would be very difficult to apply a definition that incorporates revenue and asset tests because many companies do not disclose revenues and assets by geographic region. In addition, the timing of the determination, and the fact that a company might be considered U.S. at one point in time and non-U.S. at a different point in time, is problematic and potentially disruptive from an investment perspective. The test we apply generally looks to a company’s place of organization, which we believe is more straightforward and intuitive.

We also believe that the definition suggested may be overly complicated and confusing to investors. For example, it is unclear how a company located outside the U.S., but doing a substantial amount of business inside the U.S., would be treated under the proposed definition. The concern over exposure to a market suggests that such a company would be considered a U.S. company because of its exposure to the U.S. economy. On the flip side, the proposed change suggests that a company located inside the U.S., but doing a substantial amount of business outside the U.S., should be viewed as a non-U.S. company. We believe that either result would surprise and confuse many investors.

In addition, the prospectuses of other global and international funds from several prominent mutual fund groups do not include a definition of non-U.S. company. Based on our research, including a definition of non-U.S. companies does not appear to be a common industry practice. If the staff believes it is important for global and international funds to define a non-U.S. company, we suggest that a revision to rule 35d-1 may be a more appropriate way to impose such a requirement across the industry. Defining the term as you suggest would place Dodge & Cox at a competitive disadvantage to other global and international fund managers because it would allow us less flexibility in managing the Funds and increase the administrative and compliance burdens associated with the Funds.

Finally, we do not believe that this is a significant issue for shareholders. In the seven years since the Dodge & Cox International Stock Fund has been in existence, we cannot recall any instance in which a shareholder expressed concern over or interest in the definition of non-U.S.company. We also believe that adding a restrictive definition of non-U.S. companies at this time alters the Fund’s investment strategy without prior notice to investors. In addition, we note that in reviewing the Funds’ prior amendments filed pursuant to rule 485(a), the SEC staff did not question our approach or suggest the need to define non-U.S. company.

2. COMMENT: The Dodge & Cox Funds prospectus should describe the market capitalization thresholds or ranges that apply to the universe of companies in which each Fund is likely to invest.

RESPONSE: The prospectus for the Dodge & Cox International Stock Fund and Dodge & Cox Global Stock Fund states that each Fund “invests primarily in medium-to-large well established companies based on standards of the applicable market.” We added similar language to the “Investment Objectives and Principal Investment Strategies” section for each of the Dodge & Cox Stock Fund and Dodge & Cox Balanced Fund on pages 1 and 6 of the prospectus. We note that this language was negotiated with and approved by a prior SEC examiner.

We are not including a specific market capitalization threshold or range because we believe that what is considered medium to large capitalization is relative to each market and can change over time. There is no single threshold or range that can be meaningfully applied in every market. In addition, we think that identifying a current market capitalization threshold or range for each potential market (i.e., country) in which a Fund may invest would not be useful information for investors.

3. COMMENT: In the discussion of turnover rate, the prospectus should disclose that one risk of higher turnover is the realization of short term capital gains, which is taxed at ordinary income rates.

RESPONSE: We added the following disclosure to the discussion of turnover rates for each Fund on pages 11, 12, 13 and 14 (new text is italicized in this letter, but not the prospectus): “A higher turnover rate might result in increased transaction expenses and the realization of capital gains and losses, some of which may be short-term capital gains taxed as ordinary income (see Federal Income Taxes).”

4. COMMENT: In light of recent events, the prospectus should include a general discussion of credit risk.

RESPONSE: We added a reference to credit risk and the following in the “Investment Risk” section of the prospectus on page 16:

“For example, a Fund could lose money if the issuer or guarantor of a fixed-income security, or the counterparty to a forward contract, repurchase agreement or a loan of portfolio securities is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations. If an issuer defaults, or if the credit quality of an investment deteriorates or is perceived to deteriorate, the value of the investment could decline.”

* * * * *

We trust that the above adequately addresses your comments and concerns. Please do not hesitate to contact the undersigned at 415-274-9393 if you have any questions concerning the foregoing.

Sincerely,

/s/ Thomas M. Mistele

Thomas M. Mistele

Secretary

Dodge & Cox Funds